Exhibit 12.1

DMC Global Inc.
Ratio of Earnings to Fixed Charges
$ in millions

	Year Ended December 31,
	2017	2016	2015	2014	2013
Income (loss) before income taxes, discontinued operations and non-controlling interest	$(15.3)	$(5.7)	$(26.1)	$5.8	$9.8
Plus:
Interest expensed and capitalized	1.7	1.1	1.9	0.7	1.0
Interest expense within rent	0.7	0.6	0.9	1.0	1.0
Less:
Interest capitalized	—	—	(0.1)	(0.1)	(0.3)

Adjusted earnings	(12.9)	(4.0)	(23.4)	7.4	11.5

Fixed charges[1]	2.4	1.7	2.8	1.7	2

Ratio of earnings to fixed charges	N/A2	N/A3	N/A4	4.4x	5.8x

(1) Fixed charges include interest expensed and capitalized as well as interest expense within rent.

(2) The ratio of earnings to fixed charges was negative for the year ended December 31, 2017. Additional earnings of $15.2 million would be needed to have a one-to-one ratio of earnings to fixed charges

(3) The ratio of earnings to fixed charges was negative for the year ended December 31, 2016. Additional earnings of $5.7 million would be needed to have a one-to-one ratio of earnings to fixed charges.

(4) The ratio of earnings to fixed charges was negative for the year ended December 31, 2015. Additional earnings of $26.2 million would be needed to have a one-to-one ratio of earnings to fixed charges.